Exhibit 21.1

                        SUBSIDIARIES OF THE REGISTRANT



Response Healthcare Information Management, Inc.
Healthcare Knowledge Systems, Limited
CHKS Limited*
CHKS, S.A.
IASIST, S.A.
LBA Holdings, Inc.
LBA Health Care Solutions, Inc.**
HealthChex, Inc.
HCIA Holding (Germany) GmbH


* CHKS Limited is 55% owned by Healthcare Knowledge Systems, Limited and 45% owned directly by the Registrant.

** A wholly owned subsidiary of LBA Holdings, Inc.